Exhibit C
Results of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held on April 14, 2012. Common shareholders voted on the election of Trustees.

With regards to the election of the following Trustees by common shareholders of the Fund:
# of Shares in Favor # of Shares Against # of Shares Withheld
Randall C. Barnes            9,948,340             117,433               187,013
Roman Friedrich III           9,905,679                 157,479               189,628